Exhibit (d)(5)

X-RITE, INCORPORATED

4300 44th St. SE

Grand Rapids, MI 49512-4009

January 29, 2012

Rodney Jackson

Director – Corporate Development

Danaher Corporation

2200 Pennsylvania Avenue, NW

Suite 800W

Washington, DC 20037

United States of America

Attention: Rodney Jackson

Re: Confidentiality Agreement

Ladies and Gentlemen:

In connection with your consideration of a possible transaction (a “Possible Transaction”) with X-Rite, Incorporated, a Michigan corporation (the “Company”), the Company is prepared to make available to you and your Representatives (as hereinafter defined) certain information concerning the business, financial condition, operations, assets and liabilities of the Company and/or its subsidiaries and affiliates. As a condition to such information being furnished to you and your Representatives, you agree that you will, and will cause your Representatives to, treat the Evaluation Material (as hereinafter defined) in accordance with the provisions of this letter agreement and take or abstain from taking certain other actions as set forth herein. The term “Representatives” shall include the members, directors, officers, employees, agents, affiliates, partners and advisors of a party and those of its subsidiaries, affiliates and/or divisions (including, without limitation, attorneys, accountants, consultants, financial advisors and prospective sources of debt financing for a Possible Transaction).

1. Evaluation Material. The term “Evaluation Material” shall mean all information relating, directly or indirectly, to the Company and/or its subsidiaries and affiliates, or the business, products, strategies, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows or prospects of the Company and/or its subsidiaries and affiliates (whether prepared by the Company, its advisors or otherwise) which is delivered, disclosed or furnished by or on behalf of the Company or its Representatives to you or to your Representatives, on or after the date hereof, regardless of the manner in which it is delivered, disclosed or furnished, or which you or your Representatives otherwise learn or obtain, through observation or through analysis of such information, data or knowledge, and shall also be deemed to include all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by you or your Representatives that contain, reflect or are based upon, in whole or in part, the information delivered, disclosed or furnished to you or your Representatives pursuant hereto. Notwithstanding any other provision hereof, the term Evaluation Material shall not include information which (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives in breach of this letter agreement, (ii) was within your possession prior to it being furnished to you by or on behalf of the Company or its Representatives pursuant hereto, provided that you had no reasonable basis for concluding that the source of such information was bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information or (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that you do not know or have reason to believe that the source of such information is bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

2. Use and Disclosure of Evaluation Material. You recognize and acknowledge the competitive value and confidential nature of the Evaluation Material and the damage that could result to the Company if any information contained therein is disclosed to a third party. You hereby agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a Possible Transaction and for no other purpose, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever; provided, however, that (i) you may make any disclosure of the Evaluation Material to which the Company gives its prior written consent, (ii) any of the Evaluation Material may be disclosed to your Representatives who need to know such information for the purpose of evaluating a Possible Transaction, who are provided with a copy of this letter agreement and who agree to be bound by the terms hereof and (iii) you and your Representatives may disclose Evaluation Material pursuant to the terms of the last paragraph of this Section 2. In any event, you agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material, to accept responsibility for any breach of this letter agreement by you or any of your Representatives, and, at your sole expense, to take all reasonable measures to restrain your Representatives from prohibited or unauthorized disclosure or uses of the Evaluation Material. For the avoidance of doubt, upon the expiration of the Standstill Period (as hereinafter defined) or other termination of the “standstill” provisions of this letter agreement, nothing in the restrictions on use or any other provisions in this letter agreement will prohibit you from engaging in an activity described in the “standstill” provisions herein. The Company shall be responsible for any breach of this letter agreement by its Representatives.

In addition, without the mutual written agreement of the parties, neither party nor its Representatives will disclose to any other person the fact that you or your Representatives have received Evaluation Material or that Evaluation Material has been made available to you or your Representatives, that investigations, discussions or negotiations are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to any Possible Transaction, including the status thereof and the identity of the parties thereto or any of their respective subsidiaries, or the existence of this letter agreement (collectively, the “Discussion Information”); provided however that each party and its respective Representatives will be entitled to disclose such Discussion Information (i) when it is or becomes known to the public other than as a result of a breach of this letter agreement; (ii) to the extent required by law or regulation or pursuant to a legal proceeding, civil investigative demand, court order, the rules of any relevant securities exchange or other similar legal process; or (iii) in the case of the Company, to a third party, if any, that enters into a definitive written agreement with the Company relating to a Possible Transaction. Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you and your affiliates will not, directly or indirectly, act as a joint-bidder with any other person. The term “person” as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

In the event that you or any of your Representatives are requested or required under law, legal process (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) or the rules of any stock exchange to disclose any of the Evaluation Material or Discussion Information, you shall provide (to the extent not prohibited by law) the Company with prompt written notice of any such request or requirement, including the terms thereof and circumstances surrounding such request or requirement, so that the Company may in its sole discretion seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, upon advice of legal counsel, so required to disclose Evaluation Material or Discussion Information, you or your Representatives may, without liability hereunder, disclose only that portion of the Evaluation Material or Discussion Information which such counsel advises you is required to be disclosed, provided that you use your reasonable efforts (at the expense of the Company) to preserve the confidentiality of the Evaluation Material and the Discussion Information, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material and the Discussion Information; and provided further that you shall promptly notify the Company (to the extent not so prohibited under law) of (i) your determination to make such disclosure and (ii) the nature, scope and contents of such disclosure.

3. Destruction of Evaluation Material. Upon the written request of the Company, you will destroy all Evaluation Material (and any copies thereof) furnished to you or your Representatives by or on behalf of the Company or its Representatives pursuant hereto. In the event of such request, all other Evaluation Material prepared by you or on your behalf shall be destroyed and no copy thereof shall be retained, and, upon the Company’s request, you shall provide the Company with prompt written confirmation of your compliance with this paragraph; provided, however, that you and your Representatives (i) will be entitled to keep copies of any Evaluation Material if and to the extent required by internal record retention policies, professional standards of conduct and procedures for legal compliance and regulatory purposes and (ii) shall not be required to use more than commercially reasonable efforts to expunge any Evaluation Material stored electronically on back-up servers that are routinely over-written. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives shall continue to be bound by your obligations of confidentiality and other obligations and agreements hereunder.

4. No Representations or Warranties. Except as may be provided in a definitive written agreement executed and delivered by the parties hereto, (i) you understand, acknowledge and agree that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material and (ii) you agree that neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive written agreement regarding any transactions contemplated hereby, when, as and if executed and delivered, and subject to such limitations, restrictions and other terms as may be specified therein, will have any legal effect.

5. No Solicitation. In consideration of the Evaluation Material being furnished to you, you and your subsidiaries who actually receive the Evaluation Material will not, directly or indirectly, without the prior written consent of the Company, solicit to employ or actually employ (i) any of the officers of the Company or (ii) any of the employees of the Company who, as of the date hereof, are at the “director” level or a more senior level (who are approximately 70 individuals in number); provided, however, that the foregoing provision shall not prevent you or your subsidiaries from entering into discussions with, soliciting or employing any person who (i) responds to any non-targeted public advertisement or general solicitation or who is contacted by a recruitment agency (provided that such agency is not instructed to target the Company’s employees), (ii) you or your subsidiaries have had employment-related discussions prior to the date hereof, or (iii) whose employment has been terminated by the Company for a period of at least six months prior to entering into discussions with, soliciting or employing such person. For the avoidance of doubt, all restrictions with respect to the solicitation or employing of employees of the Company set forth in this letter agreement shall terminate on the first anniversary of the date hereof.

6. Material Non-Public Information. You acknowledge and agree that you are aware (and that your Representatives are aware or, upon receipt of any Evaluation Material or Discussion Information, will be advised by you) that (i) the Evaluation Material being furnished to you or your Representatives may contain material, non-public information regarding the Company and (ii) the United States securities laws prohibit any persons who have material, nonpublic information concerning the matters which are the subject of this letter agreement, including the Discussion Information, from purchasing or selling securities of a company which may be a party to a transaction of the type contemplated by this letter agreement or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

7. Standstill. As of the date hereof, neither you nor any of your subsidiaries acting on your behalf, or any person with whom any of the foregoing may be deemed to be acting in concert with respect to the Company or its securities, owns any securities of the Company. Subject to the other paragraphs of this section, you agree that, for a period of eighteen months from the date of this letter agreement (the “Standstill Period”), unless specifically invited in writing by the Company, neither you nor any of your subsidiaries will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) the acquisition of any voting securities of the Company (or beneficial ownership thereof), or rights or options to acquire any voting securities of the Company (or beneficial ownership thereof), or assets or businesses of the Company or its subsidiaries, excluding the purchase of inventory in the ordinary course, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries or assets of the Company or its subsidiaries constituting a significant portion of the consolidated assets of the Company and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)), with respect to the voting securities of the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the Company or to obtain representation on the Board of Directors of the Company; (d) take any action which would or would reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing; provided, however, that nothing contained in this letter agreement shall prevent you from making a confidential proposal to the Board of Directors of the Company, without public disclosure by you, for a tender offer, exchange offer, merger, other business combination, other extraordinary transaction or Combination involving the Company or for an acquisition of all or a material portion of the common stock or the consolidated assets of the Company; provided, further, that nothing in this letter agreement shall limit you in any way from (a) making any offer or entering into any transaction with respect to, or otherwise consummating, any transaction in the ordinary course of business (such as the acquisition of Company products); (b) acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns Company securities so long as (1) such company’s or business unit’s prior acquisition of such securities was not made on your behalf and (2) such company or business unit’s ownership of such securities was not a primary factor in the decision to consummate such transaction; or (c) voting (including the granting or withholding of any consent) or disposing of any Company securities in any manner.

If at any time during the Standstill Period (i) the Company enters into (or publicly announces) an agreement or an agreement in principle providing for a Combination or the Company redeems any rights under, or modifies or agrees to modify, a shareholder rights plan to facilitate any Combination, (ii) a tender or exchange offer that if consummated would constitute a Combination is made (or has been publicly announced) for securities of the Company or (iii) any person or “group” (within the meaning of Section 13(d) under the 1934 Act) publicly proposes, or announces an intention to effect, a Combination or a proposal for a Combination shall otherwise become public, then the restrictions set forth in the preceding paragraph of this letter agreement shall automatically terminate and cease to be of any effect. A “Combination” shall mean a transaction in which (i) a person or “group” (within the meaning of Section 13(d) under the 1934 Act) acquires, directly or indirectly, securities representing 20% or more of the voting power of the outstanding securities of the Company or properties or assets constituting 20% or more of the consolidated assets of the Company and its subsidiaries or (ii) in any case not covered by (i), (A) the Company issues securities representing 20% or more of its total voting power, including in the case of (i) and (ii) by way of a merger or other business combination with the Company or any of its subsidiaries or (B) the Company engages in a merger or other business combination such that the holders of voting securities of the Company immediately prior to the transaction do not own more than 80% of the voting power of securities of the resulting entity.

If in connection with a Possible Transaction the Company is or becomes a party to (including by any amendment or waiver): (i) a confidentiality agreement that has no “standstill” provisions or similar agreements, then the “standstill” provisions of this letter agreement shall automatically cease to apply; or (ii) a standstill or similar agreement that by its terms ends or expires prior to the end of the Standstill Period or that would “fall-away” or cease to apply (in any circumstances) prior to the end of the Standstill Period and prior to such time as the “standstill” provisions in this letter agreement shall “fall-away” or cease to apply, then the “standstill” provisions of this letter agreement shall automatically be amended so that the Standstill Period will end, expire and cease to apply at such earlier time. The Company will immediately give you written notice of any such event.

You agree that, if at any time during such period, you or any of your subsidiaries or Representatives are approached by any third party concerning your or their participation in a transaction involving any assets, indebtedness or business of, or securities issued by, the Company or any of its subsidiaries, you will promptly inform the Company of the nature of such transaction and the parties involved. Except as previously disclosed to the Company, neither you nor any of your Representatives acting on your behalf, or any person with whom any of the foregoing may be deemed to be acting in concert with respect to the Company or its securities, has proposed or entered into any agreement, arrangement or understanding with any of the directors, officers or employees of the Company with respect to any Possible Transaction.

8. No Agreement. The parties understand and agree that no contract or agreement providing for any Possible Transaction shall be deemed to exist between the parties unless and until a final definitive written agreement has been executed and delivered, and the parties hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction unless and until the parties shall have entered into a final definitive written agreement; provided, however that the parties shall not waive any claims arising under this letter agreement. The parties also agree that unless and until a final definitive written agreement regarding a Possible Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Possible Transaction by virtue of this letter agreement except for the matters specifically agreed to herein.

Accordingly, prior to the execution of a definitive written agreement, either party is free to abandon negotiations regarding any transaction at any time for any reason or for no reason and the decision of either party to so abandon discussions shall not be subject to legal challenge by the other. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a Possible Transaction, to determine not to engage in discussions or negotiations and to terminate discussions and negotiations with you at any time, and to conduct, directly or through any of its Representatives, any process for any transaction involving the Company or any of its subsidiaries, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person). For purposes of this letter agreement, the term “definitive written agreement” does not include this letter agreement, an executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid.

9. No Waiver of Rights. It is understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

10. Remedies. It is understood and agreed that money damages would not be an adequate remedy for any breach of this letter agreement by either party or its respective Representatives and that the non-breaching party shall be entitled to seek equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity to the non-breaching party. The parties further agree not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of money damages, and parties agree to waive any requirements for the securing or posting of any bond in connection with such remedy.

11. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York, without regard to the conflict of law provisions thereof that would result in the application of the laws of any other jurisdiction. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York located in the County of New York and of the United States District Court for the State of New York located in the Southern District of Manhattan for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail at the addresses set forth above shall be effective service of process for any action, suit or proceeding brought against either party in any such court). The parties hereby irrevocably and unconditionally waive any objection which they may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the courts of the State of New York located in the County of New York or the United States District Court for the State of New York located in the Southern District of Manhattan, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

12. Entire Agreement. This letter agreement contains the entire agreement between you and the Company regarding its subject matter and supersedes all prior agreements, understandings, arrangements and discussions between you and the Company regarding such subject matter, and for the avoidance of doubt, shall control including, without limitation, any “clickthrough” agreement relating to the confidentiality of the Evaluation Material agreed to by you in connection with your access to any data site maintained in connection with a Possible Transaction.

13. No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of you and the Company, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

14. Counterparts. This letter agreement may be signed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

15. Severability. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

16. Inquiries. Until the earliest of (i) the execution by you of a final definitive written agreement regarding a Possible Transaction with the Company or (ii) eighteen months from the date of this letter agreement, you agree not to initiate or maintain, directly or indirectly through any of your Representatives or otherwise, any contact (except for those contacts made in the ordinary course of business) with any officer, director or employee of the Company or its subsidiaries or its affiliates, in any such case, regarding the Possible Transaction, except with the express permission of the Company. Centerview Partners (“Centerview”) will arrange for appropriate contacts with officers and employees of the Company for due diligence purposes. You should submit or direct to Centerview all communications regarding the Possible Transaction, including questions regarding procedures, requests for due diligence information and requests for management meetings or other contact with officers and employees of the Company.

Neither you nor any of your Representatives will contact any third party with whom the Company or any of its subsidiaries has a business or other relationship (including without limitation any customer, supplier, stockholder or creditor of the Company or any of its subsidiaries) in connection with a Possible Transaction without the Company’s prior written consent; provided that you and your Representatives may contact the aforesaid in the ordinary course of business so long as you and they do not use or reveal the Evaluation Material or your consideration of a Possible Transaction and otherwise comply with the terms of this letter agreement.

17. Successors. This letter agreement shall inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18. Third Party Beneficiaries. You agree and acknowledge that this letter agreement is being entered into by and on behalf of the Company and its, subsidiaries and divisions and that they shall be third party beneficiaries hereof, having all rights to enforce this letter agreement. You further agree that, except for such parties, nothing herein expressed or implied is intended to confer upon or give any rights or remedies to any other person under or by reason of this letter agreement.

19. No License. Nothing herein shall be deemed to grant a license, whether directly or by implication, estoppel or otherwise, to any Evaluation Material disclosed pursuant to this letter agreement.

20. Term. This letter agreement will terminate two years from the date hereof.

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among you and the Company.

Very truly yours,

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name: Rajesh K. Shah
Title: Executive Vice President and Chief Financial Officer

CONFIRMED AND AGREED as of the date written above:

DANAHER CORPORATION

By:	/s/ Rodney Jackson
Name: Rodney Jackson
Title: Director – Corporate Development